AMALGAMATED PICTURES CORP.
35  JA ELY BLVD SUITE 110
DANIA BEACH, FL 33004

August 26, 2011

Ms. Linda Cvrkel, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

            Re: Amalgamated Pictures Corp.
            Form 10-K for the year ended December 31, 2010
            Filed April 15, 2011
            File No. 000-51871

Dear Ms. Cvrkel:

Regarding your letter of July 11, 2011, in connection with the captioned filings,  please accept the following responses which have been keyed to your comments.

Form 10-K for the year ended December 31, 2010
Balance Sheets
Note 2.  Summary of Significant Accounting Policies
Note 3.  Capitalized Film Costs, page F-13

1. We note that Capitalized film costs are stated at the lower of amortized cost or estimated fair value on an individual film basis.  We also note that that these film costs were capitalized during the year ended December 31, 2007 in connection with the making of the film, Foreign Devils. The carrying value of the entire amount of capitalized film costs consists of films in process at March 31, 2011 and December 31, 2010.  Given the passage of time and the fact that the company has not generated any revenues to date, it is not clear why the fair value of this asset has not declined and why the asset is not impaired or has not been written off.   Please note that, in accordance with the guidance in ASC Topic 926-20-40-1 through 3, there is a presumption that an entity will abandon the film property if it has not been sold or set for production within three years from the time the film costs were initially capitalized.   Therefore, absent supporting and objective documentation to the contrary, it is presumed for financial statement purposes that the fair value of this property is now zero, as these costs were initially capitalized more than three years ago.   Please re-evaluate your accounting treatment to write-off these film costs as necessary.   Please advise and revise your financial statements, as applicable.  We may have further comment upon reviewing a response where management continues to believe the costs are recoverable.

We have reviewed the guidance in ASC Topic 926-20-40-1 through 3 and determined that it primarily applies to film properties in development, which have not been set for production.

ASC Topic 926-20-40-1 states that: "An entity shall periodically review properties in development to determine whether they will ultimately be used in the production of a film. It shall be presumed that an entity will dispose of a property (whether by sale or abandonment) if it has not been set for production within three years from the time of the first capitalized transaction.

ASC Topic 926-20-40-2 states: "If an entity determines that a film property will not be used (disposed of), it shall recognize any loss by a charge to the income statement."

ASC Topic 926-20-40-3 states: "An entity shall measure the loss as the amount by which the carrying amount of the project exceeds its fair value. Unless management, having the authority to approve the action, has committed to a plan to sell such property, the rebuttable presumption is that the entity will abandon the property and, as such, its fair value shall be zero.

Amalgamated Pictures' film, Foreign Devils, is a completed full-length motion picture. It is a finished product. It is not a film property in development, which has not been set for production as described in subsection 40-1.

We have definitely not determined that the film will not be used as per subsection 40-2. In fact, we have been attempting to either sell all rights to the film or to arrange for distribution for theatrical release. Alternatively, we are pursuing the possibility of an agreement for cable television distribution. It has been difficult to compete with the many films vying for attention in the U.S. film market. We are considering changing our focus to initially market the film outside the United States, specifically in Asia, with sub-titles or voice dubbing and then depending on the results of that approach to restart our efforts domestically. We are also considering completing a second film and marketing the two as a package.

Our management has committed to a plan to obtain maximum value for its film property and strongly believes the fair value of the film is in excess of its carrying value.

In light of the above, we do not believe it is appropriate for us to revise our financial statements and amend the Form 10-K for the year ended December 31, 2010.

For future filings, we will continue to monitor and evaluate our assets and if circumstances require, reduce the valuation of our film property.

Form 10-Q for the period ended March 31, 2011
Balance Sheets
Note 4.  Related Party Transactions, page F-13

2. Beginning in March 2005 and continuing through March 31, 2011, the Company's principal stockholder advanced $15,800 to the Company. The advances are non-interest bearing, unsecured and due on April 30, 2012.  In Form 10-K for the year ended December 31, 2010, you reported that these advances were due on March 31, 2012.

Supplementally advise us of the nature of this agreement, and whether the aforementioned extension to April 30, 2012 was legally binding.  If this obligation is by its nature due on demand (although payment may be extended) and there is no formal written agreement, please revise your financial statements to reflect this obligation in current liabilities pursuant to ASC 505-30.

Shareholder advances have been treated formally by Amalgamated Pictures and the repayment date was not considered to be on demand. The extension to April 30, 2012 was made in a legally binding manner as of March 31, 2011 and consequently was categorized appropriately on the March 31, 2011 balance sheet as a long-term liability and we believe should not require an amendment to the Form 10-Q.

As an update to the question of categorization of shareholder advances, during the quarter ended June 30, 2011, as reported in Form-10Q for that period, the shareholder made an additional advance in the amount of $300 with a repayment date of April 30, 2012 to coincide with the due date for the previously discussed shareholder advances of $15,800 for a new balance of $16,100. Since the shareholder advance due date as of June 30, 2011 was less than one year from the date of the financial statement, the liability was categorized as a current liability.

We hope that we have adequately responded to your comments and concerns.

We acknowledge that Amalgamated Pictures Corp. is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                                                  Very truly yours,

                                                                                  /s/Avery Pack
                                                                                  President